Growth Capital Acquisition Corp.

The Chrysler Building

405 Lexington Ave

New York, NY 10174

August 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Jeffrey R. Gordon, Staff Accountant

Anne M. McConnell, Staff Accountant

Edward M. Kelly, Senior Counsel

Asia Timmons-Pierce, Special Counsel

Re: Growth Capital Acquisition Corp.

Amendment 1 to Draft Registration Statement on Form S-1

Submitted April 3, 2020

CIK 0001498233

Ladies and Gentlemen:

Growth Capital Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 13, 2020 regarding our Amendment 1 to its Draft Registration Statement on Form S-1 submitted on April 3, 2020.

Simultaneously herewith, the Company has filed its Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment 1 to Draft Registration Statement on Form S-1 filed February 27, 2020

Change in Auditor, page 153

1.	We have reviewed your response to prior comment 4. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and a description of the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. As such, please revise your disclosure. Please also provide an updated exhibit.

Response: We respectfully advise the Staff that the Registration Statement includes our financial statements for the years ended March 31, 2020 and 2019 and the report of Marcum LLP in connection with its audit of such financial statements. Based on the foregoing, we are of the view that disclosure under Item 304(a)(1)(ii) of Regulation S-K with regard to our former auditor and an updated Exhibit 16.1 from such auditor are no longer required to be included in the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jeffrey Rubin, Esq. at jrubin@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,
/s/ George Syllantavos George Syllantavos Co-Chief Executive Officer

cc:	Jeffrey Rubin, Esq.
Ellenoff Grossman & Schole LLP